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                             December 3, 2021

       Robert M. Smeal
       Chief Financial Officer
       FTAC Artemis Acquisition Corp.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: FTAC Artemis
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
26, 2021
                                                            CIK No. 0001894176

       Dear Mr. Smeal:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Mark E. Rosenstein